UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

SEANERGY MARITIME HOLDINGS CORP.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

Y 73760129
(CUSIP Number)

Evan Breibart 11 Poseidonos Avenue Athens 167 77 Greece +30 210 8910 170
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 24, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1 (f) or Rule 13d-1(g), check the following box. [   ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d–7 for other parties to whom copies are to be sent.

*   The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D		Page 2 of 8
CUSIP No.	Y 73760129

1.	Names of Reporting Persons
United Capital Investments Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[_]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Liberia

	7.	Sole Voting Power	1,462,329
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	4,666

	9.	Sole Dispositive Power	1,462,329

	10.	Shared Dispositive Power	4,666

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		1,466,995

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		20.0%1

14.	Type of Reporting Person (See Instructions)

CO

 ____________________
1  Calculated based upon the 7,317,662 shares of Common Stock of the Issuer reported outstanding as of September 26, 2011, as adjusted for the one-for-fifteen reverse split of the Common Stock of the Issuer that took effect on June 24, 2011, and the cancellation of fractional shares in connection with such reverse split.

Schedule 13D		Page 3of 8
CUSIP No.	Y 73760129

1.	Names of Reporting Persons
Atrion Shipholding S.A.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[_]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Marshall Islands

	7.	Sole Voting Power	1,361,749
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	1,361,749

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		1,361,749

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		18.6%1

14.	Type of Reporting Person (See Instructions)

CO

Schedule 13D		Page 4 of 8
CUSIP No.	Y 73760129

1.	Names of Reporting Persons
Plaza Shipholding Corp.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[_]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Marshall Islands

	7.	Sole Voting Power	1,365,988
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	4,666

	9.	Sole Dispositive Power	1,365,988

	10.	Shared Dispositive Power	4,666

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		1,370,654

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		18.7%1

14.	Type of Reporting Person (See Instructions)

CO

Schedule 13D		Page 5of 8
CUSIP No.	Y 73760129

1.	Names of Reporting Persons
Comet Shipholding Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)			[_]
	(b)			[_]

3.	SEC Use Only

4.	Source of Funds (See Instructions)		WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)			[_]

6.	Citizenship or Place of Organization		Marshall Islands

	7.	Sole Voting Power	1,361,768
Number of Shares Beneficially Owned by Each Reporting Person With

	8.	Shared Voting Power	0

	9.	Sole Dispositive Power	1,361,768

	10.	Shared Dispositive Power	0

11.	Aggregate Amount Beneficially Owned By Each Reporting Person		1,361,768

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)			[_]

13.	Percent of Class Represented by Amount in Row (11)		18.6%1

14.	Type of Reporting Person (See Instructions)

CO

Schedule 13D		Page 6 of 8
CUSIP No.	Y 73760129

INTRODUCTION

This Amendment No. 17 to Schedule 13D ("Amendment No. 17") amends the Amendment No. 16 to Schedule 13D filed on November 1, 2010 ("Amendment No. 16") by the Reporting Persons (as defined in Item 2, below), relating to their beneficial ownership of the Common Stock (as defined in Item 1, below) of Seanergy Maritime Holdings Corp.

As previously reported in Amendment No. 16, the Reporting Persons held Common Stock purchase warrants of Seanergy Maritime Holdings Corp., which warrants expired on September 24, 2011 without being exercised. This Amendment No. 17 reflects a change since the filing of Amendment No. 16 in the number of shares beneficially owned by each Reporting Person and the percentage of class represented by such ownership due to the expiration, without being exercised, of such Common Stock purchase warrants on September 24, 2011.

In addition, the share amounts and the applicable CUSIP number contained in this Amendment No. 17 have been updated following the one-for-fifteen reverse split of the Common Stock that took effect on June 24, 2011, and the cancellation of fractional shares in connection with such reverse split.

ITEM 1.                  Security and Issuer.

This statement relates to the common stock, par value $0.0001 per share ("Common Stock") issued by Seanergy Maritime Holdings Corp., a Marshall Islands corporation (the "Issuer"), whose principal executive offices are located at 1-3 Patriarchou Grigoriou, 166 74 Glyfada, Athens, Greece.

ITEM 2.                  Identity and Background.

(a) – (c), (f) This statement is being filed by each of the persons identified below (collectively the "Reporting Persons"):

Name	Address	Jurisdiction of Incorporation or Place of Citizenship	Occupation
United Capital Investments Corp.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Evan Breibart	Liberia	Investments
Atrion Shipholding S.A.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Evan Breibart	Marshall Islands	Investments
Comet Shipholding Inc.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Evan Breibart	Marshall Islands	Investments
Plaza Shipholding Corp.	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece Attention: Evan Breibart	Marshall Islands	Investments
Bella Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
Claudia Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
Katia Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy
Victor Restis (1)	c/o 11 Poseidonos Avenue 16777 Elliniko Athens, Greece	Greece	Business and Philanthropy

(1) The listed person is a shareholder of each of the corporate Reporting Persons.

(d) – (e)  None of the Reporting Persons has during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Schedule 13D		Page 7 of 8
CUSIP No.	Y 73760129

ITEM 3.                  Source and Amount of Funds or Other Consideration.

N/A

ITEM 4.                  Purpose of Transaction.

The shares acquired by the Reporting Persons are being held for investment purposes.

Except as previously disclosed in the original Schedule 13D filed by the Reporting Persons on May 30, 2008, no Reporting Person has any present plans or proposals which relate to or would result in the occurrence of any of the events described in Item 4 (a) through (j) of Schedule 13D.

ITEM 5.                  Interest in Securities of the Issuer.

(a) - (b)  As of the date hereof, the Reporting Persons' beneficial ownership is as set forth below:

Name	Percentage of Shares Beneficially Owned	Voting		Dispositive
		Sole	Shared	Sole	Shared
United Capital Investments Corp.	20.0%	1,462,329	4,666	1,462,329	4,666
Atrion Shipholding S.A.	18.6%	1,361,749	0	1,361,749	0
Plaza Shipholding Corp.	18.7%	1,365,988	4,666	1,365,988	4,666
Comet Shipholding Inc.	18.6%	1,361,768	0	1,361,768	0

(c) This statement reflects a change in the number of shares beneficially owned by each Reporting Person and the percentage of class represented by such ownership due to the expiration on September 24, 2011, without being exercised, of the Issuer's Common Stock purchase warrants held by the Reporting Persons.  In addition, the share amounts and the applicable CUSIP number contained in this statement have been updated following the one-for-fifteen reverse split of the Common Stock that took effect on June 24, 2011, and the cancellation of fractional shares in connection with such reverse split.

(d) N/A

(e) N/A

ITEM 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

N/A

ITEM 7.                  Materials to be Filed as Exhibits.

1.	Joint Filing Agreement dated October 5, 2010 among United Capital Investments Corp., Atrion Shipholding S.A., Plaza Shipholding Corp., and Comet Shipholding Inc.*

* – Previously filed as an Exhibit to Amendment No. 15 to Schedule 13D filed on October 8, 2010.

Signature

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  September 30, 2011

UNITED CAPITAL INVESTMENTS CORP.

By:/s/ Victor Restis
Name:  Victor Restis
Title:     President

ATRION SHIPHOLDING S.A.

By: /s/ Bella Restis
Name:  Bella Restis
Title:    President

PLAZA SHIPHOLDING CORP.

By: /s/ Katia Restis
Name:  Katia Restis
Title:    President

COMET SHIPHOLDING INC.

By: /s/ Claudia Restis
Name:  Claudia Restis
Title:    President